EXHIBIT 21.1

Subsidiaries of American Casino & Entertainment Properties LLC

Set forth below is a list of subsidiaries of American Casino & Entertainment Properties LLC. Each of the listed subsidiaries is directly or indirectly wholly-owned by American Casino & Entertainment Properties LLC. All other subsidiaries, in the aggregate, are not significant.

Name	State of Incorporation

Stratosphere LLC	Delaware

Stratosphere Gaming LLC	Nevada

Arizona Charlie’s, LLC	Nevada

Fresca, LLC	Nevada

Charlie’s Holding LLC	Delaware

Stratosphere Land LLC	Nevada

Stratosphere Leasing, LLC	Delaware

Aquarius Gaming LLC ACEP Interactive LLC ACEP Management LLC	Delaware Nevada Nevada